APPENDIX B: COMPANY OFFERING

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LifeBlink

Lifeblink makes it easy to capture, organize and share life's most memorable moments.

Amount Raised ?	Investors	Days Left ?
$16,425	73	26

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$50 min

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www.lifeblink.com Philadelphia, PA

Overview


lifeblink

Approximately 200 years ago a magical device was created. It could capture real-life images and preserve them on paper. This amazing technology was the early invention of the camera. For the next 150 years, owning a camera was extremely rare. Even having your photo taken was considered a luxury. Due to the cost, photographs were taken infrequently and reserved for only important occasions. Owning a camera was so exclusive, that there are only two known photos ever taken of Abraham Lincoln during his famous Gettysburg Address.



Lifeblink will serve as the personal historical archives for mankind.

Now fast forward to present day. Because of the advances of technology, the camera is now built into almost every electronic device. It is put into every phone, every tablet and every laptop. There are more people using cameras today than that of the human population 100 years ago. Taking a photo has become trivial and meaningless. Hundreds of millions of photos are now taken every day: selfies for Instagram, funny faces for Snapchat, Starbucks drinks for Facebook, and even parking spaces to remind you where you parked at the airport.

But this doesn t mean important moments are not being captured. They still are, but those important memories are being buried and lost amongst a sea of photos that will eventually be forgotten or deleted.

That s why we created Lifeblink. Lifeblink is a free platform that allows users to capture, organize and preserve important moments for family, friends and future generations. Lifeblink is the best solution to saving your memories and preserving your family history.

The Problem



No platform exists for documenting a person’s legacy and preserving their family history. Social networks are conversational and not historical, so important memories are buried amongst a bunch of meaningless posts, making them impossible to find. Mass storage platforms are missing many important social features, charge storage fees, and important photos are extremely difficult to search. Historical websites are focused on connecting with the past lives and are not concerned with documenting the living.

We are creating a new industry called "Personal History". It utilizes the best features from social media and mass photo storage platforms to document life.


Social
WIKIPEDIA
The Free Encyclopedia
FamilySearch
ancestry.com
flickr
photobucket
Dropbox
iCloud
Shutterfly
Historical
Storage

The Solution



Lifeblink is a free platform that allows users to easily import photos from their computer or capture memorable moments directly from our phone app. Moments are chronologically organized and categorized, making it extremely easy to find and share. Lives can be created and managed for kids or for deceased family members. Our proprietary software automatically builds a person's family tree and connects them to their ancestors and decedents. Some people even refer to Lifeblink as the Ancestry.com for the living.

We like to think of Lifeblink as the modern version of Wikipedia, but our content is chronological organized, photo driven, and first person curated.



lifeblink
Dave Girgenti
Edit
100 Blinks
46 Family
68 Followers
89 Following
2 Life Groups
Top 5 Memories
Memory Calendar
1
May 16, 2009
Edit Top 5
Dave Girgenti
Switch Lives
Create a Life
May 16, 2009
Glassboro, NJ
2
December 10, 2011
Los Angeles, CA

The Competition

Although there are many mass storage solutions and large social networks, Lifeblink is not directly competing with them. Lifeblink is in the niche memory preservation market, which works with these larger platforms. There are a few minor players such as Timehop, which shows you a memory from a year ago, but that is not the core functionality of Lifeblink. There currently is no leader in the "Personal History" space. Why? People are settling with platforms like Facebook and Instagram as a poor solution to their real needs. Another words, "**People don't know what they want until you show it to them." -Steve Jobs.** Lifeblink is about to revolutionize how people s lives are remembered. Scrolling through one s Facebook feed through hundreds of meaningless posts just to try to figure

out when they got married will be a thing of the past. Our closest competitor would be Wikipedia but since they were built before the social boom, they are missing most of the features that people use today.

Competition

VS

2014	**Year Founded**	2001
Yes	**Photo Driven**	No
Yes	**1st Person Curated**	No
Yes	**All Lives**	No
Yes	**Social**	No
Yes	**Sharable**	No
Fees/Ads	**Revenue Model**	Donations
Corporation	**Business Type**	Charity

The Differentiators



Lifeblink has created a set of unique features that will be a benefit to our users (and their companies) and separate our product from our competition.

FEATURES FOR AN INDIVIDUAL:

- **Family Tree Intelligence:** Lifeblink's proprietary software automatically connects family members, ancestors and decedents.
- **Life Transfer:** We allow users to create lives for others, which can be easily transferred. A mother can create a life for her children, capture their milestones, and then transfer that life to the children when they are at a mature age to manage it.
- **Forced Categorization:** All moments are categorized. This helps to enforce the quality content levels of the site and allows us to track "big data" for advertising purposes. Force categorization allows people to search specific items for historical purposes. As an example, a search for "wedding" will allow a user to see al public wedding photos as well as specific breakdowns of just their family and friends wedding photos.
- **Blink Copy:** We make it easy to copy a moment from another person's profile to your account. This allows users to easily share images without having to ask people to text or email the photo.
- **Top 5:** User profiles showcase a person's 5 most memorable moments. Once 5 moments have been added to a life, it unlocks the Blink Calendar feature.
- **Life Groups:** Allows us to organize lives together with specific historical connections. As an example, we have created a Life Group for the victims of the Orlando Nightclub shooting. Life Groups can be used for sport teams, schools or even funeral homes. Life Groups will eventually be a paid service and revenue stream for Lifeblink.
- **Multiple Life Management:** Create and manage lives for family and ancestors.

FEATURES FOR A COMPANY:

- **Corporate Timeline:** Document the company's milestones, historical photos and employee achievements.
- **Embedding Code:** Embed the corporate history on the company's website.
- **Employee Profiles:** Embed employee profiles on the company's About Us webpage.
- **Advertising Management:** Ability to remove or manage the banner advertising on profile page.
- **Privacy:** Moments can be made public or private for company employees.
- **Embedded Life Groups:** Company's can create Life Groups and use the embedding code.


Search
lifeblink
Log In
Sign Up
"My Wedding (You)" Search
Tracy Morgan
August 23, 2015
Finally married Megan Wollover. Best day ever.
Ashton Kut...
July 4, 2015
Married to actress, Mila Kunis.
Mila Kunis
July 4, 2015
Married Ashton Kutcher.
Robert Con...
March 22, 2015
Best Day of my Life! Married my best friend!
Elton John
December 21, 2014
Formally converted the 2005 civil partnership to David Furnish to a
Angelina Jolie
August 23, 2014
Married Brad Pitt
Adam Levine
July 19, 2014
Married the beautiful Behati Prinsloo.
Ginger Zee
June 7, 2014
Married soulmate, Ben!

The Market



Unlike every startup company who claims their target market is the 7.2 billion people on planet, we decided that is not the correct goal for Lifeblink. Lifeblink s goal is to capture the lives of the 110 billion people who have ever lived along with everyone who will ever be born. At least that is our master plan.

Our market strategy acquisition is to target businesses with professionals who are proud of their achievements. The reachable market in the U.S. consist of 30 million companies which employ 120 million Americans. Our target

market strategy is focused on companies with 25+ employees who want to document their achievements and the accomplishments of their company and employees. This market consist of 1.5 million companies which employ 75 million American workers. Our go-to-market strategy will be focused on the 32K companies in the Philadelphia region with an employee reach of 2.1 million people. Our target contacts in companies will be human resources, public relations, and C-suite executives in charge of decision making. We have a targeted goal to acquire 5% of the target market in 5 years which would equate to 75K clients and a reach of approximately 3.8 Million employees.



Market Strategy
Target businesses with professionals who are proud of their achievements.
30M Businesses
120M Employees
1.5M
75M
32K
2.1M
REACHABLE MARKET
U.S. Businesses
TARGET MARKET
25+ Employees
GO-TO-MARKET
Philadelphia Region
U.S. Census Bureau
Investor Presentation | 2016
lifeblink

Lifeblink has also identified other strong user market:

1. Celebrities
2. Charities
3. Colleges
4. Greek Chapters
5. Towns & Cities
6. Funeral Home
7. Public Schools
8. Sports Teams

Additional Market Opportunities

Lifeblink's Corporate History product can also serve the below industries.

- **1.4M** Charities
- **4K** Colleges
- **12K** Greek Chapters
- **19K** Towns in the U.S.
- **22K** Funeral Homes
- **26K** Public Schools
- **30K** Celebrities
- **2K** Sports Teams

The Revenue Model

Lifeblink generates revenue through advertising. Our users create an endless stream of content and because of our focus on important moments, our user content is higher quality and will produce a stronger value for advertisers. Knowing when someone is graduating from college, having a baby, or getting married is a lot more important than posting a quote or sharing a cat video.

In addition, we plan on charging a fee for a premium version of the platform in the future. Users will pay a yearly fee to get features such as:

1. White Boarded Site
2. Embedding Codes for Content
3. Personal Lifegroup Creation
4. Video Storage
5. AdSense Revenue Sharing


Revenue Model
Companies will pay a $99 yearly fee for the Corporate History Features.
We have a goal to acquire 5% of the target market in 5 years.
1.5M
Businesses
x
5%
Acquisition
=
75K
Clients
$99
Yearly Fee
=
$7.4M
Per Year
Investor Presentation | 2016
lifeblink

Key Assumptions:
Lifeblink is free for individuals and generates revenue by charging a $99 yearly fee to companies. With our goal to acquire 75K clients, by year 5 we will be generating $7.4 be year.

Use of Funds

Currently, $75,000 has been invested into Lifeblink to support technology development and corporate structure (brand development, legal, accounting). The website (www.lifeblink.com) is fully functional but needs SEO work to generate more exposure to the site. The iOS mobile App (Apple) is 90% complete but needs a few feature upgrades. The Android App development will begin after the completion of the iOS mobile App. Lifeblink will use 25% of the funds raised for its marketing campaign. The remaining use of the funds will go to operational costs such as: legal and accounting fees, server cost, and operational software.

Reaching our funding goal will help us complete our product and grow our user base.


Use of Funds
Web Development
iOS Development
Android Development
Operations
Marketing
15%
15%
20%
25%
25%

Risks & Disclosures

Risks & Disclosures

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(310) 504-3706

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LifeBlink

Lifeblink makes it easy to capture, organize and share life's most memorable moments.

Amount Raised ?

$0

Days Left ? 90 Investors 0





www.lifeblink.com

Philadelphia, PA

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PITCH | TEAM | DOCUMENTS | QUESTIONS | FUNDRAISING | COMMENTS

THE FOUNDING TEAM



Dave Giregnti

Founder/CEO

Dave Girgenti is the creative visionary behind Lifeblink and oversees all the daily operations and directly

drives the technology product. Dave launched the Hero Network in 2007, one of the first crowdfunding websites. Dave raised $2.5 million in investments which has helped over 200,000 people raise money online. In addition, Dave is Founder of the Wish Upon A Hero Foundation, a wish granting non-profit, and has...

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Curt Zweier

CTO

Curt is a veteran of two software based startups: Octopus Technologies and Ripple Technologies. At Octopus, Curt was involved in creating one of the world s first Microsoft Windows File System Filter Drivers and in this venture, his team acquired 15 US patents. Octopus was eventually purchased by Legato, and Legato by EMC Corp. At Ripple, Curt was employee #6 and became CTO within 2 years. Ripple grew to a staff...

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Ryan Rendfrey

Business Development

Ryan Rendfrey is the Director of Business Development for the Hero Network, the world s largest social helping network. He is also the Hero Club Chair for the WUAHF. Ryan has a tremendous passion for giving back and making a difference in the lives of others. Over the last several years he s ridden a stationary spinning bike two times for 24 hours, raising tens of thousands of dollars for cancer prevention. Ryan s...

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INVESTORS & ADVISORS



in

Kevin Goldstein

Advisory

Contract advisor with an extensive background in aerospace engineering and intellectual property, offering a unique combination of expertise and experience, enabling clients to effectively develop and market products, services, systems and technologies.
I started early in my career as an aerospace engineer working for the United States Department of Defense (Naval Air Development Center). I transitioned to working...

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LifeBlink

Lifeblink makes it easy to capture, organize and share life's most memorable moments.

Amount Raised ?

$0

Days Left ? 90 Investors 0





www.lifeblink.com

Philadelphia, PA

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PITCH TEAM DOCUMENTS QUESTIONS FUNDRAISING COMMENTS

REG CF DOCUMENTS

Term Sheet

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Flash CF Preferred Stock Subscription Agreement

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Investors Rights Agreement

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Investor Acknowledgment

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Amended and Restated Certificate of Incorporation

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REG D DOCUMENTS ?

Term Sheet

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FlashSeed Preferred Stock Subscription Agreement

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Investors Rights Agreement

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Investor Acknowledgment

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LifeBlink

Lifeblink makes it easy to capture, organize and share life's most memorable moments.

Amount Raised ?

$0

Days Left ? 90 Investors 0





www.lifeblink.com

Philadelphia, PA

+ Follow

PITCH TEAM DOCUMENTS QUESTIONS FUNDRAISING COMMENTS

FUNDRAISING DETAILS

Reg CF Offering Summary

Amount Raised
$0.00

Investors
0

Security Type
Flash CF Preferred Stock

Shares Offered
100,000

Offering Min
$50,000

Offering Max
$100,000

Reg D Offering Summary

Amount Raised
$0.00

Investors
0

Security Type
FlashSeed Preferred

Shares Offered
1,000,000

Offering Min ?
N/A

Offering Max ?
$1,000,000

Additional Details

Pre-Money Valuation
$2,500,000

Max Equity Offered ?
30.56%

Price Per Share
$1.00

Option Pool ?
N/A

LifeBlink

Lifeblink makes it easy to capture, organize and share life's most memorable moments.

Amount Raised ?

$0

Days Left ? 90 Investors 0





www.lifeblink.com

Philadelphia, PA

+ Follow

PITCH TEAM DOCUMENTS QUESTIONS FUNDRAISING COMMENTS

COMMONLY ASKED QUESTIONS

//

How much money has been invested so far.

The founders have invested $70,000.

//

Are you concerned with large social networks competing with you.

No. Social networks are conversational in nature. We are focusing on preserving the history of mankind. They would never risk the chance to change their platform to emulate ours.

//

Do you think a larger network will have interest in purchasing Lifeblink?

Our goal is to make a product that people love. If enough people love it, we expect that one of the larger social networks will make an offer to acquire our technology. The most likely suitor

would probably be Ancestry.com.

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LifeBlink

Lifeblink makes it easy to capture, organize and share life's most memorable moments.

Amount Raised ?

$0

Days Left ? 90 Investors 0





www.lifeblink.com

Philadelphia, PA

+ Follow

PITCH TEAM DOCUMENTS QUESTIONS FUNDRAISING COMMENTS

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